UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August 15, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒   Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Barclays Bank PLC hereby incorporates by reference the following exhibits to this report into its Registration Statement on Form F-3 (No. 333-169119):

Exhibit No.	Description

1.1	Agency Agreement, Series A, dated as of May 23, 2007, with respect to Medium Term Notes, Series A And Other Securities Of Barclays Bank PLC, between Barclays Bank PLC and UBS Financial Services Inc.

1.2

Agency Agreement, Series A, dated as of March 9, 2009, with respect to Medium Term Notes, Series A, Warrants And Other Securities Of Barclays Bank PLC, between Barclays Bank PLC and UBS Financial Services Inc.

1.3	Agency Agreement, Series A, dated as of November 20, 2006, with respect to Medium Term Notes, Series A And Other Securities Of Barclays Bank PLC, between Barclays Bank PLC and JPMorgan Securities Inc.

1.4

Amendment to Agency Agreement, Series A, dated as of December 17, 2007 with respect to Medium Term Notes, Series A And Other Securities Of Barclays Bank PLC, between Barclays Bank PLC and JPMorgan Securities Inc.

1.5

Accession Agreement, dated as of June 23, 2011 with respect to Global Medium Term Notes, Series A And Other Securities Of Barclays Bank PLC, among Barclays Bank PLC, JPMorgan Securities Inc and Chase Investment Services Corp.

1.6

Agency Agreement, Series A, dated as of November 20, 2006, with respect to Medium Term Notes, Series A And Other Securities Of Barclays Bank PLC, between Barclays Bank PLC and JPMorgan Chase Bank, National Association.

1.7

Amendment to Agency Agreement, Series A, dated as of April 1, 2011, with respect to Medium Term Notes, Series A And Other Securities Of Barclays Bank PLC, between Barclays Bank PLC and JPMorgan Chase Bank, National Association.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: August 15, 2012	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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